Filed by Medtronic, Inc. (SEC File No.: 001-07707)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Covidien plc

Form S-4 File No.: 333-197406

Date: December 8, 2014

Covidien: Expanding Global Access to Care

With offices in 70 countries and sales in 150 countries, Covidien lives its vision of delivering unmatched value to customers by providing innovative solutions that improve patient outcomes, lower the cost of healthcare delivery and expand global access to care, in many ways.

Below are the most recent examples of Covidien’s efforts to expand global access:

Mumbai, India: Covidien Center of Innovation

A new era of advanced physician training and improved patient care began in India this past January with the opening of the Covidien Center of Innovation (CCI) in Mumbai.

Over 5,000 health care professionals annually will learn the latest techniques and innovative procedures using Covidien medical devices at the 1,000 sq m (10,764 sq ft) facility featuring surgical and simulation labs, human patient simulators, a library and state-of-the-art auditorium.

Covidien also has CCI locations in Shanghai (China), Seoul (South Korea), Istanbul (Turkey) and most recently in Sao Paolo (Brazil).

Helping to Build a 21st Century Healthcare System in Myanmar

When Myanmar’s 55 million citizens – 70% of who live in rural areas – get sick, treatment options can vary from local traditional healers to hospitals in cities. Those who seek treatment, especially from the latter, may face one of two challenges:

1.	Affordability, as healthcare costs are relatively high and there is no health insurance system, and

2.	Healthcare delivery from doctors whose skills lag behind those of colleagues in developed markets.

The good news is that Myanmar opened its doors to foreign investment in 2010. With the Ministry of Health’s commitment to raise its health care spend over the next three years, this market is expected to grow significantly.

Since entering the market, Covidien has partnered with the government and healthcare professionals to provide innovative products and clinical education to help address the challenges facing the country’s healthcare system.

“Our commitment to help improve healthcare in Myanmar was especially evident in a recent deal,” said Paul Verhulst, Myanmar Country Manager. “While the country’s hospitals are still using gut sutures, we are moving them to more advanced polysorb sutures.”

“We plan to continue this momentum and help Myanmar develop a 21st century healthcare system,” he added.

Myanmar’s Minister of Health, Covidien’s local distributor and key members of Covidien’s Southeast Asia team, meet to discuss how to build on their successful partnership in this important emerging market. Pictured: H.E. Professor Dr. Pe Thet Khin, Myanmar Minister of Health; Dr. Kyi Shin, Distributor; Linda Soo, Regional Manager, Southeast Asia, Covidien; and Paul Verhulst, Myanmar Country Manager, Covidien

Uruguay:

Covidien recently expanded its Latin America locations with its most recent inauguration being in Uruguay. This past October, Uruguayan authorities and members of the country’s health care community joined Covidien to inaugurate the Company’s Uruguayan subsidiary.

“Having a presence in Uruguay with a subsidiary is part of the Company’s commitment to get closer to the physician and the patient, in addition to facilitating access to all Covidien innovating products and solutions,” said Hugo F. Villegas, Covidien´s LATAM President.

Thought Leadership in the Effort to Expand Care

Covidien is making significant progress in raising awareness among hospital networks and government agencies about the Company’s commitment to global access to care. Earlier this year, for example, Covidien representatives joined leaders from the global public health community, clinicians, as well as researchers and medical residents, for NEXT - a week-long medical conference hosted by Operation Smile. “Covidien is committed to contributing to the availability of quality, affordable healthcare for underserved populations around the world,” said Dr. Scott Kelley, Covidien’s Chief Medical Officer, Respiratory & Monitoring Solutions. “Our sponsorship of the NEXT conference demonstrates our desire to help advance global patient safety through education and training of health care professionals worldwide.”
Participants at Operation Smile’s NEXT Conference

Partnerships that Accelerate our Efforts

Covidien’s French offices, located in Elancourt and Rue de La Boetie, recently moved to La Defense in Paris providing French employees a new office in a modern and vibrant area.

The vital training and clinical education that Covidien provides to sales reps and HCPs will be transferred to the Institut de Recherche contre les Cancers de l’Appareil Digestif (IRCAD) in Strasbourg, France. IRCAD is an academic center with an unrivalled reputation for hands-on and web-based training around the globe. Since its inception in 1994, IRCAD and Surgical Solutions have enjoyed a long history of collaboration in the field of surgical training. This move provides Covidien with an opportunity to access world-renowned faculty and to offer a high standard of education opportunities to key delegates.

Covidien also recently completed two promising deals that will help accelerate growth in the emerging markets. In Brazil, the Company acquired WEM Equipamentos Eletrônicos Ltda. (WEM), a privately-held manufacturer of electrosurgical generators, disposables and accessories, and, in China, Covidien entered into a joint venture with Changzhou Kangdi Medical Stapler Co., Ltd. (Kangdi), a manufacturer of open stapler products.

“These deals not only expand our access to customers with low affordability in key markets,” explained Bryce Klontz, Vice President, New Business Commercialization, Emerging Markets, “they also offer us the opportunity to take a controlled risk and hopefully learn best practices that we can apply across the globe.”

Emerging markets has contributed 14% of Covidien’s total FY14 revenue, suggesting that by 2018, this segment would account for 50% of Covidien’s growth.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION

Medtronic Holdings Limited, which will be renamed Medtronic plc (“New Medtronic”), has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes the Joint Proxy Statement of Medtronic, Inc. (“Medtronic”) and Covidien plc (“Covidien”) that also constitutes a Prospectus of New Medtronic. The registration statement has been declared effective by the SEC. Medtronic and Covidien have commenced making available to their respective shareholders the Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT

INFORMATION ABOUT MEDTRONIC, COVIDIEN, NEW MEDTRONIC, THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New Medtronic, Medtronic and Covidien through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Medtronic and New Medtronic with the SEC by contacting Medtronic Investor Relations at investor.relations@medtronic.com or by calling 763-505-2696, and will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Covidien by contacting Covidien Investor Relations at investor.relations@covidien.com or by calling 508-452-4650.

PARTICIPANTS IN THE SOLICITATION

Medtronic, New Medtronic and Covidien and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Medtronic and Covidien in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Medtronic and Covidien in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Joint Proxy Statement/Prospectus. Information regarding Medtronic’s directors and executive officers is contained in Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014 and its Proxy Statement on Schedule 14A, dated July 11, 2014, which are filed with the SEC. Information regarding Covidien’s directors and executive officers is contained in Covidien’s Annual Report on Form 10-K for the fiscal year ended September 26, 2014 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to New Medtronic’s, Medtronic’s and/or Covidien’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Medtronic’s and/or Covidien’s current perspective of existing trends and information as of the date of this communication. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that these goals and expectations are not predictions of actual performance. Actual results may differ materially from current expectations depending upon a number of factors affecting New Medtronic’s business, Medtronic’s business, Covidien’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful close of, the Covidien acquisition; subsequent integration of the Covidien acquisition and the ability to recognize the anticipated synergies and benefits of the Covidien acquisition; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of Medtronic or Covidien debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the medical device industry, including competition in the medical device industry; product liability claims; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; variability of trade buying patterns; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; potential for adverse pricing movement; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; reduction or interruption in supply; product quality problems; the availability and pricing of third-party sourced products and materials; risks associated with self-insurance and commercial insurance; successful compliance with governmental regulations applicable to New Medtronic’s, Medtronic’s and Covidien’s facilities, products and/or businesses; changes in the laws and regulations, affecting among other things, pricing and reimbursement of pharmaceutical products; health care policy changes; risks associated with international operations; changes in tax laws or interpretations that could increase New Medtronic’s, Medtronic’s and/or Covidien’s consolidated tax liabilities, including, if the transaction is consummated, changes in tax laws that would result in New Medtronic being treated as a domestic corporation for United States federal tax purposes; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Medtronic’s periodic public filings with the SEC, including but not limited to Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014, in Covidien’s periodic public filings with the SEC, including but not limited to Covidien’s Annual Report on Form 10-K for the fiscal year ended September 26, 2014, and from time to time in Medtronic’s and Covidien’s other investor communications. Except as expressly required by law, each of New Medtronic and Medtronic disclaims any intent or obligation to update or revise these forward-looking statements.

Statement Required by the Irish Takeover Rules

The directors of Medtronic accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors of Medtronic (who have taken all reasonable care to ensure that such is the case), the information contained in this communication is in accordance with the facts and does not omit anything likely to affect the import of such information.